September 22, 2005
Room 4561

Mr. David Ottensoser
NICE Systems Ltd.
301 Route 17 North
Rutherford, NJ 07070

	Re:	NICE Systems Ltd.
		Registration Statement on Form F-3
		Filed August 26, 2005
		File No. 333-127883

Dear Mr. Ottensoser:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement on Form F-3

Description of Purchase Contracts, page 42

1. We note that your description of the purchase contracts
indicates
that you may issue purchase contracts for the purchase or sale of debt or equity securities issued by the company "or securities of third parties." We also note that the description of your warrants indicates that you may issue warrants to purchase debt or equity securities "or securities of third parties or other rights, ... ."
Please tell us how you plan to comply with the registration requirements under the Securities Act of 1933 with respect to the issuance of any purchase contracts or warrants that may be used to purchase securities of a third party, which third party securities are not being registered by this registration statement. For example, would your plan entail using only third party securities that are already eligible for sale to the public without registration under the Securities Act, or would the third party file an additional registration statement to register its securities? Please provide a detailed analysis of how you intend to comply with any applicable registration requirements related to the third party securities.

2. As a follow-up to the comment above, if your plan entails using third party securities that are already eligible for sale to the public without registration, explain how you intend to provide investors with information about the third party. In this regard, we note that while this scenario may not require registration of the third party securities, if the securities you are offering may eventually be used to purchase the securities of a third party, investors should be provided with information regarding the company whose securities they may eventually own.

3. Finally, please note that warrants may not be issued for "other rights" that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. All of the underlying classes of securities to which the warrants relate must be identified in the registration statement.

Plan of Distribution, page 43

4. We note that the first paragraph on page 45 refers to the possibility of remarketing the securities being registered. Please note that, depending upon the level of involvement by the company or its affiliates in the remarketing process, any offers or sales pursuant to that remarketing process may require registration under the Securities Act of 1933. While your disclosure indicates that remarketing firms will be offering any remarketed securities, if you would prefer that we express our views on this issue at the present time, please contact us to provide information about the procedures that will be used and the participants in the remarketing, including the role of the company or its affiliates, if any.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






	If you have any questions regarding these comments, you may contact Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal

cc:	Via Facsimile: (212) 541-4630
	Mr. Kenneth L. Henderson, Esq.
	Mr. Gary W. Wolff, Esq.
	Bryan Cave LLP
	Telephone: (212) 541-4630



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Mr. David Ottensoser
NICE Systems Ltd.
September 22, 2005
Page 1